Change of Management

On December 6, 2010, Mr. Sang Hoon Shin resigned from his position as the Representative Director, President and Chief Executive Officer of Shinhan Financial Group, effective immediately. Mr. Shin had been suspended from his positions since September 14, 2010 by the resolution of the Board of Directors held on the same date. His duties will continue to be assumed by Mr. Shee Yul Ryoo, currently the Acting Representative Director, Chairman, President and Chief Executive Officer of the Group as so appointed by the Group’s Board of Directors on October 30, 2010. Mr. Shin will remain as a member of the Group’s Board of Directors.

Please refer to Forms 6-k filed on September 14, 2010 and November 1, 2010 for details of Mr. Shin’s suspension and Mr. Ryoo’s appointment, respectively.